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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                       ----------------------------------

                                   F O R M 6-K

             REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2003

                           MAGAL SECURITY SYSTEMS LTD.
                              (Name of Registrant)


                P.O. Box 70, Industrial Zone, Yahud 56100 Israel
                     (Address of Principal Executive Office)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   [X]      Form 40-F      [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes [ ]         No  [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                  ------------

         This Report on Form 6-K is incorporated by reference into the Registrant's Form F-3 Registration Statement File No. 333-9050.
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


                           Magal Security Systems Ltd.



6-K Items

1. Press Release re: Magal Security Systems Ltd.'s Second Quarter and Six Months Financial Results.

                                                                          ITEM 1

Press Release                                Source: Magal Security Systems Ltd.
Magal Security Systems Ltd. Announces Second Quarter and Six Months Financial Results Monday July 28, 8:04 am ET

- Revenues for the six months up 31% and Operating Income up 49% -
- Net income increased quarter-over-quarter by 58% -

YAHUD, Israel, July 28 /PRNewswire-FirstCall/ -- Magal Security Systems, Ltd. (Nasdaq: MAGS; TASE: MAGS), today announced results for the three and six month periods ended June 30, 2003.

When presenting the financial results, Mr. Jacob Even-Ezra, Chairman of Magal, said: "We are very pleased to present a good quarter with satisfactory results, which will substantially contribute to the results in 2003."


Year-over-year revenues for the second quarter of 2003 increased by 27 percent, to $13.5 million, compared to $10.7 million in the second quarter of 2002. Revenues for the second quarter increased by 6 percent, compared to $12.8 million in the first quarter of 2003.


Revenues for the first half of 2003 increased year-over-year by 31 percent to $26.3 million, from $20.1 million over the same period a year ago.


Operating expenses for the quarter increased year-over-year by 24.7 percent to $5.0 million, from $4.0 million in the second quarter of 2002. As a percentage of revenues, operating expenses for the quarter declined to 36.6 percent, from
37.3 percent for the same period a year ago. Within operating expenses, G&A expenses as a percentage of revenues increased year-over-year to 10.4 percent, from 9.2 percent. Selling and marketing expenses as a percentage of revenues declined year-over-year to 18.1 percent, from 21.4 percent.


Operating expenses for the first half of 2003 increased year-over-year by 22.7 percent to $9.3 million, from $7.6 million. As a percentage of revenues, operating expenses for the first six months declined to 35.3 percent, from 37.7 percent for the same period a year ago. Within operating expenses, G&A expenses as a percentage of revenues at the first half of 2003 remained unchanged at 10.4 percent. Selling and marketing expenses as a percentage of revenues declined year-over-year to 16.6 percent, from 20.1 percent, over the first six months of 2002.


Operating income for the quarter increased year-over-year by 46.3 percent to $1.4 million, from $937,000 for the second quarter of 2002. The operating margin for the quarter increased to 10.1 percent from 8.8 percent for the same quarter a year ago.


Operating income for the first half of 2003 increased year-over-year by 49.4 percent to $2.4 million, from $1.6 million for the first half of 2002. The operating margin for the six months of 2003 increased to 9.3 percent, from 8.1 percent for the first half of 2002.


Due to foreign exchange losses arriving out of the devaluation of the US Dollar against the Canadian Dollar and the New Israeli Shekel, financial expenses for the quarter were $310,000 compared to a financial income of $71,000 in the same quarter a year ago, and for the six month period of 2003 financial expenses reached $641,000, compared to a financial income of $171,000 over the same period in 2002.


Net income for the quarter increased quarter-over-quarter by 58 percent to $840,000 or $0.11 per fully diluted share, from $532,000 or $0.07 per fully diluted share in the first quarter of 2003. Year-over-year, net income for the quarter increased by 18 percent, from $710,000 or $0.09 per fully diluted share, reported for the second quarter of last year.


Despite the foreign exchange losses, net income for the first half of 2003 increased year-over-year by 5 percent to $1.4 million, or $0.18 per fully diluted share, compared with $1.3 million, or $0.17 per fully diluted share at the first half of 2002.


Magal will host a conference call following the release of its second quarter results, today at 11.00 EDT. To participate please dial 877 332 1104 from the US, 5 minutes before the start of the call.


About Magal Security Systems, Ltd.:


Magal Security Systems Ltd. (Magal) is engaged in the development, manufacturing and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. Magal also supplies Video Monitoring Services through Smart Interactive Systems, Inc., a subsidiary established in the U.S. in June 2001. The Company's products are currently used in more than 70 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats. Israeli-based Magal has subsidiaries in the U.S., Canada, the U.K., Germany, Mexico, Romania and an office in China.


Revenues for fiscal year 2002 were US$43 million, with net income of US$1.9 million.


Magal trades in the U.S. on the NASDAQ National Market since 1993 and in Israel on the Tel-Aviv Stock Exchange (TASE) since July 2001, in both under the symbol MAGS.


This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward- looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Report on Form 8-K filed with the Securities and Exchange Commission.

     Contacts:
     Magal Security Systems, Ltd                 Gal IR International
     Raya Asher, CFO                             Ehud Helft/Kenny Green
     Tel: +972-3-539-1444                        Tel: +1 866 704 6710
     Fax: +972-3-536-6245                        Int'l dial: +972 3 607 4717
     E-mail: magalssl@trendline.co.il            E-mail: ehud.helft@galir.com
             ------------------------                    --------------------
                                                  kenny.green@galir.com

                           FINANCIAL TABLES FOLLOW

                         MAGAL SECURITY SYSTEMS LTD.
                 UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
            (All numbers except EPS expressed in thousands of US$)

                              Six Months Ended June 30   Quarter Ended June 30
                                  2003          2002        2003          2002

    Revenues                   $26,343       $20,119     $13,542       $10,653

    Cost of revenues            14,609        10,910       7,209         5,738

    Gross Profit                11,734         9,209       6,333         4,915

    Operating Expenses:
    Research
     and development, net        2,190         1,426       1,106           723

    Selling and marketing, net   4,375         4,039       2,445         2,279

    General and administrative   2,731         2,112       1,411           976

    Total operating expenses     9,296         7,577       4,962         3,978

    Operating Income             2,438         1,632       1,371           937

    Financial income
     (expenses), net              (641)          171        (310)           71

    Income before taxes
     on income                   1,797         1,803       1,061         1,008
    Taxes on income                425           493         221           298

    Net income                  $1,372        $1,310        $840          $710

    BASIC net Earnings
     per share                   $0.18         $0.17       $0.11         $0.09

    SHARES USED IN
     COMPUTING BASIC net
     earnings PER SHARE
     (IN THOUSANDS)              7,681         7,625       7,696         7,635

    DILUTED net EARNINGS
     PER SHARE                   $0.18         $0.17       $0.11         $0.09

    SHARES USED IN
     COMPUTING DILUTED net
     EARNINGS PER SHARE
     (IN THOUSANDS)              7,754         7,867       7,756         7,876

                               FINANCIAL RATIOS

                            Six months Ended June 30,   Quarter Ended June 30,
                                  2003          2002        2003         2002

    Gross Margin                  44.5%         45.8%       46.8%        46.1%
    R&D as a % of Revenues         8.3%          7.1%        8.2%         6.8%
    Selling & Marketing as
     a % of Revenues              16.6%         20.1%       18.1%        21.4%
    G&A Expenses as
     a % of Revenues              10.4%         10.5%       10.4%         9.2%
    Operating Margin               9.3%          8.1%       10.1%         8.8%
    Net income Margin              5.2%          6.5%        6.2%         6.7%
    Total Debt to Total
     Capitalization              *0.42        **0.43       *0.42       **0.43
    Current Ratio                *1.78        **1.86       *1.78       **1.86
    *   As of June 30, 2003
    ** As of December 31, 2002

                         MAGAL SECURITY SYSTEMS LTD.
                         CONSOLIDATED BALANCE SHEETS
                 (All numbers expressed in thousands of US$)
                                                 June 30,         December 31,
                                                    2003             2002
                                                 Unaudited          Audited
    CURRENT ASSETS:
    Cash and cash equivalents                      3,400            2,519
    Short-term bank deposits                       3,166            3,708
    Trade receivables:
      Related parties                                 50               57
      Other                                       11,420            9,076
      Unbilled accounts receivable                 6,389            7,691
    Other accounts receivable                      2,621            2,256
    Inventories                                   11,338            8,251
    Deferred income taxes                            605              602

    Total current assets                          38,989           34,160

    Long term investments and trade receivables:
    Long-term trade receivables                    1,189            1,510
    Long-term bank deposits                        8,818            8,649
    Severance pay fund                             1,916            1,724
    Total long term investments
     and trade receivables                        11,923           11,883

    PROPERTY AND EQUIPMENT, NET                   10,121            8,989

    OTHER ASSETS, NET                              5,429            4,709

    Total assets                                  66,462           59,741

    CURRENT LIABILITIES:
    Short-term bank credit                        10,126            9,266
    Current maturities of long-term bank loans     1,091            1,091
    Trade payables                                 5,238            4,192
    Other accounts payables and accrued expenses   5,413            3,784

    Total current liabilities                     21,868           18,333

    LONG-TERM LOANS                                4,653            4,698

    ACCRUED SEVERANCE PAY                          1,931            1,679

    SHAREHOLDERS' EQUITY:
    Share capital                                  2,607            2,600
    Additional paid-in capital                    21,843           21,791
    Deferred stock compensation                       --               (3)
    Accumulated other comprehensive loss             538           (1,007)
    Retained earnings                             13,022           11,650

    Total shareholders' equity                    38,010           35,031

    TOTAL LIABILITIES & SHAREHOLDERS' EQUITY      66,462           59,741


[GRAPHIC OMITTED]


Source: Magal Security Systems, Ltd.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              MAGAL SECURITY SYSTEMS LTD.
                                              ---------------------------
                                                    (Registrant)



                                              By: /s/ Jacob Even-Ezra
                                              ---------------------------
                                                  Jacob Even-Ezra
                                                  Chairman of the Board and
                                                  Chief Executive Officer



Date:  July 29, 2003